


SECUR 16001942)N

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ANNUAL AUDITED REPORT
SEC Mail Processing Section

FORM X-17A-5
PART III

FEB 26 2016

FACING PAGE Washington DC
404

SEC FILE NUMBER
8-69103

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/15___ AND ENDING___12/31/15___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CORSAIR ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 24 FLOOR
(No. and Street)

NEW YORK   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (646) 432-0703
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Amy Knapp, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Corsair Advisors LLC (the "Company") for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Operating Officer_____
Title

_____02.24.16_____
Date

_____
Notary Public

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Members' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CORSAIR ADVISORS LLC

Index to Financial Statements



Report of Independent Registered Public Accounting Firm

To the Management of Corsair Advisors LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Corsair Advisors LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2016

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	243,093
Prepaid expenses		4,051
TOTAL ASSETS	$	247,144

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	45,540
Due to related parties		32,355
TOTAL LIABILITIES		77,895

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY		169,249
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	247,144

The accompanying notes are an integral part of these financial statements.

CORSAIR ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") was formed on January 11, 2011 as a Delaware limited liability company. Advisors provides investment banking services and arranges private placement offerings. Advisors is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Corsair Capital LLC ("Corsair LLC"), a Delaware limited liability company, and an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC") was the sole member of Advisors until July 2015. Beginning July 2015, the ownership was transferred from Corsair LLC to Corsair Capital, L.P. ("Corsair Capital"), a Cayman Islands limited partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Investment banking revenues include fees for providing advisory services in mergers and acquisitions and arranging private placements. Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency. There were no fees earned for the year ended December 31, 2015.

Expense Recognition

Expenses are recorded when incurred.

2

CORSAIR ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As a single member LLC, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its beneficial owner. From January 2015 until July 2015, the ultimate beneficial owner, Corsair LLC, was a multiple member LLC. Starting in August 2015, the operations are included in the tax return of Corsair Capital.

No provision is made in the accompanying financial statements for U.S. Federal and New York State income taxes since such taxes are the responsibility of the ultimate individual members. Advisors is subject to the New York City Unincorporated Business Tax ("UBT"). Advisors activities for the year ended December 31, 2015 did not impact the UBT position of any of the ultimate beneficial owners. Pursuant to an informal arrangement among the companies, no income tax benefit or charge will be allocated to Advisors.

At December 31, 2015, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. RELATED PARTY TRANSACTIONS

Services, space sharing and expense agreement

Advisors has entered into a services, space sharing and expense agreement (the "Agreement") with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The service provided under this agreement includes personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and usage during the period. During a period in which Advisors is not engaged in any substantive deal activity, the amounts of Covered Expenses are based on historical average of Covered Expenses for similar period of inactivity. For the year ended December 31, 2015, the Covered Expenses were calculated using historical averages.

3

CORSAIR ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

4. COMMITMENTS & CONTINGENCIES

A guarantee is a contract that contingently requires Advisors to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, Advisors enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. Advisors' maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against Advisors that have not occurred. However, based on its experience, Advisors expects the risk of loss to be remote.

5. REGULATORY REQUIREMENTS

Advisors is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, Advisors had regulatory net capital of approximately $165,000, which exceeded the required net capital by approximately $160,000.

Advisors does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, therefore SEC Rule 15c3-3 is not applicable to its operations.

6. CONCENTRATIONS

All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. Advisors has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

7. SUBSEQUENT EVENTS

In February 2016, Corsair Capital, L.P. contributed additional capital of $40,000 to Advisors.

Management of Advisors has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no other subsequent events requiring recognition or disclosure in the financial statements.